Exhibit 99.1

Silynxcom Receives First Order for Advanced SDR Headset from Leading US-Based Military Radio Manufacturer

The order underscores Silynxcom’s position as a trusted provider of advanced communication solutions

Netanya, Israel, February 20, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced that it received confirmation of a purchase order to sell its innovative software-defined radio (“SDR”) headset to a world-leading US-based defense industry SDR original equipment manufacturer (“OEM”). The order follows the successful development of customized products by the Company, adjusted for the SDR headset. Initially, the Company will supply 250 units and anticipates supplying additional units in 2024.

This order marks a significant milestone for Silynxcom, demonstrating its position as a trusted developer and provider of advanced communication solutions tailored for modern military applications.

The Company believes that the SDR headset is a cutting-edge product, combining tactical communication with SDR technology. The headset offers advanced SDR capabilities, providing seamless integration with OEM devices with improved design and usability.

About Silynxcom Ltd.

For over a decade, Silynxcom has been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. The Company’s in-ear headset devices are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The Company’s in-ear headsets seamlessly integrate with third party manufactured, professional-grade ruggedized radios that are used by the military, law enforcement, and disaster recovery industry professionals. The Company’s in-ear headsets fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations.  In addition, the Company develops, markets and sells push-to-talk devices, communication controllers, and communication device cables and connectors. The Company’s products are designed to be compatible with other products that it offers and with other third-party communication products available in the market that are used by its customers.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its anticipation in supplying additional units in 2024 and the belief that the SDR headset is a cutting-edge product. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus dated January 11, 2024 related to the Company’s initial public offering filed with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.

ir@silynxcom.com